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                             December 16, 2022

       James Byrd
       Chief Executive Officer
       Stirling Bridge Group, Inc
       37 N. Orange Ave.
       Suite 500
       Orlando, FL 32801

                                                        Re: Stirling Bridge
Group Inc
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 7,
2022
                                                            File No. 024-12064

       Dear James Byrd:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

       Amended Offering Statement filed December 7, 2022

       Cover Page

   1. Please refer to your response to comment 1. Please revise the first bolded legend on the offering circular
cover page to conform with the legend required by Rule 253(f) of the
                                                        Securities Act. See
section (a)(3) of Part II to Form 1-A.
 James Byrd
FirstName   LastNameJames
Stirling Bridge Group, Inc Byrd
Comapany16,
December    NameStirling
               2022      Bridge Group, Inc
December
Page  2    16, 2022 Page 2
FirstName LastName
      Please contact Robert Arzonetti at (202) 551-8819 or J. Nolan McWilliams, Acting Legal
Branch Chief, at (202) 551-3217 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance